May 10, 2012

Via Edgar

Mr. Lyn Shenk, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:         Southwest Airlines Co.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 9, 2012
File No. 001-07259

Dear Mr. Shenk:

           On behalf of Southwest Airlines Co. (the “Company”), set forth below are the Company’s supplemental responses to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 27, 2012, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”).  For ease of reference, we have reproduced below the full text of the Staff’s additional comments, each of which is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2011

Any failure of the Company to maintain the security, page 27

1.
In response to prior comment 3, you disclose that you recognize that cyber risks and vulnerabilities continue to evolve and that developing and maintaining adequate security measures may present significant challenges not only for you, but also for third parties with which you do business.  Accordingly, it appears that your business has been subject to cyber risks.  If you have experienced attacks in the past, please expand your risk factor to state that.

Response:

Although the Company has not experienced cyber incidents that are individually, or in the aggregate, material, the Company will comply with the Staff’s request and will expand its risk factor disclosure in future filings to state that it has experienced cyber attacks in the past, which have thus far been mitigated by preventive and detective measures put in place by the Company.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

2.
We note your response to prior comment 4.  As a key component of your business strategy has been your low-cost structure which has historically been facilitated by the use of a single aircraft, we believe you should disclose the information provided in your response in your next Form 10-K as well as provide updated information as management’s plans for these aircraft evolves.

Response:

The Company will comply with the Staff’s request.

Confidential Treatment of a Portion of the Response to Comment 5
Requested by Southwest Airlines Pursuant to Rule 83

Critical Accounting Policies and Estimates, page 62
Frequent Flyer Accounting, page 66

3.
We note your response to prior comment 6.  Our comment was written with a view to the future regarding changes to the frequent flyer program.  Please tell us and disclose how the new program is ultimately expected to differ from the old program in regards to the historical amount of liability that has been accrued.  Also, explain how changes in the program (no blackout dates, etc.) will affect the assumptions used in estimating future liabilities.

Response:

The significant revisions to the Company’s frequent flyer program were undertaken with the primary goals of 1) increasing the number of members enrolled in the Rapid Rewards program, 2) increasing the loyalty of existing and new program members through higher frequency of doing business with Southwest, and 3) increasing the number of members who carry Southwest’s co-branded Chase Visa credit card.  During the first year of the new program, the Company has exceeded its initial expectations in all three of these areas.  Therefore, the Company has experienced, and expects to continue to experience, an increase in the amount of accrued liabilities associated with its frequent flyer program versus the historical amounts accrued. However, the increases noted thus far are only due to the number of program members and the overall increase in activity in the new program. Changes in assumptions have not had a significant impact on the Company’s frequent flyer liabilities thus far.

As discussed in its previous response, the Company has created the new program in such a way that it has significantly retained the ability to control the number of Customers that redeem frequent flyer awards so that revenue displacement is minimized.  Therefore, the majority of the operational-type changes in the new program are not expected to have a significant impact on most of the assumptions used in estimating future liabilities.

Overall, the Company believes the primary assumption that could have an impact on future liabilities is the amount of expected spoilage of frequent flyer benefits by members due to the rules of the new program.  As such, the Company will continue to disclose that actual spoilage may differ from expected spoilage in the new program and whether changes in estimates have had, or are expected to have a significant impact on the Company’s financial statements.

Item 8.  Financial Statements and Supplementary Data
Consolidated Statement of Income, page 75

4.
We note your response to prior comment 5.  We continue to believe that providing a description of the main components of ‘other operating expenses’ in the notes to your financial statements would enhance an investor’s understanding of this significant expense line item.  Please revise as appropriate.

Response:

The Company proposes to expand the disclosures in its notes to its financial statements in future filings in the following way to address the Staff’s request:  Other operating expenses contain distribution costs, advertising expenses, personnel expenses, professional fees and other operating costs, none of which individually exceed 10% of Other operating expenses.

Aircraft and engine maintenance, page 80

5.
We note your response to our prior comment 8.  You state the amended contract established a minimum dollar amount that the Company will pay to GE over the remainder of the contract term in case the number of actual flight hours falls below a minimum threshold.  You also state you expect to exceed the maximum number of shop visits allowed in the amended agreement.  Therefore, please tell us your expectation with regard to the new minimum payment threshold; namely, whether payment of any such amounts is likely and, if so, the amounts expected to be paid and the basis for your conclusion as to likelihood.

Response:

The amended contract states that the Company is obligated to pay GE a minimum amount of approximately *** which covers a maximum of 52 shop visits.  The Company’s current flight and maintenance plans anticipate approximately 113 shop visits over the remaining term of the contract.  As a result, we do not anticipate that any amounts paid to GE and recorded as prepayments will not be fully realized through maintenance shop visits during the remaining term of the agreement.

Confidential Treatment of a Portion of the Response to Comment 5
Requested by Southwest Airlines Pursuant to Rule 83

****

In connection with our above responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you have any questions, please do not hesitate to contact me at (214) 792-4459.

                                                                   Sincerely,

                                     /s/ Laura Wright
                                                         Laura Wright
                                                         Chief Financial Officer

Copy to:                 John T. Montford (Chairman, Audit Committee)
Gary C. Kelly
Leah Koontz
Madeleine Johnson
David Heselton (Ernst & Young LLP)

Confidential Treatment of a Portion of the Response to Comment 5
Requested by Southwest Airlines Pursuant to Rule 83